

SEC 07001376 ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Gateway Center, 17th Floor West
(No. and Street)

Pittsburgh, PA 15222
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Frank D. Ruscetti 412-391-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350, Bridgeville, PA 15017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank D. Ruscetti
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2006 and 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
190
SECTION

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2006 and 2005


Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Harvest Financial Corporation as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(d)(1), we have also issued a report dated February 16, 2007, on our consideration of Harvest Financial Corporation's internal control structure to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC
Certified Public Accountants

February 9, 2007

Financial Statements

	December 31	
	2006	2005
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 38,384	$ 48,472
Trade accounts payable	4,688	-
Accrued payroll and related withholdings	1,647	1,266
Accrued expenses	12,286	27,830
Income taxes payable	1,800	-
Total Current Liabilities	58,805	77,568
Stockholders' Equity:		
Common stock, no par or stated value; 150,000 shares authorized, 106,850 and 100,000 shares issued at 2006 and 2005, respectively, 106,850 and 78,500 outstanding at 2006 and 2005, respectively	80,285	71,311
Additional paid-in capital	28,803	18,731
Retained earnings	19,034	8,994
	128,122	99,036
Less treasury stock - 21,500 shares at cost in 2005	-	18,092
	128,122	80,944
	$ 186,927	$ 158,512

Harvest Financial Corporation

Statements of Operations

	Year Ended December 31	
	2006	2005
Revenues:		
Commission revenues	$ 1,683,615	$ 1,860,066
Other revenues	15,481	17,200
Interest income	1,376	687
	1,700,472	1,877,953
Operating Expenses:		
Selling expenses	1,111,836	1,225,408
General and administrative expenses	575,296	663,039
Amortization	-	574
	1,687,132	1,889,021
Net Earnings (Loss) Before Income Taxes	13,340	(11,068)
Income Taxes	3,300	(2,807)
Net Earnings (Loss)	$ 10,040	$ (8,261)

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Changes
in Stockholders' Equity

	Treasury Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2004	$ (18,092)	$ 71,311	$ 18,731	$ 17,255	$ 89,205
Net Loss	-	-	-	(8,261)	(8,261)
Balance, December 31, 2005	(18,092)	71,311	18,731	8,994	80,944
Net Earnings	-	-	-	10,040	10,040
Issuance of Common Stock, 6,850 shares	-	8,974	-	-	8,974
Sale of Treasury Stock, 21,500 shares	18,092	-	10,072	-	28,164
Balance, December 31, 2006	$ -	$ 80,285	$ 28,803	$ 19,034	$ 128,122

See Notes to Financial Statements.

	Year Ended December 31	
	2006	2005
Cash flows from financing activities:		
Payment to related party	-	(20,000)
Proceeds from issuance of common stock	8,974	-
Proceeds from sale of treasury stock	28,164	-
Net cash provided (used) by financing activities	37,138	(20,000)
Net Increase (Decrease) in Cash and Cash Equivalents	30,928	(76,959)
Cash and Cash Equivalents, beginning of year	65,097	142,056
Cash and Cash Equivalents, end of year	$ 96,025	$ 65,097

Supplemental Disclosure of Cash Flows:

Cash paid during year for:		
Interest	$ -	$ 500
Income Taxes (Received) Paid:		
Federal	$ (4,350)	$ 2,690

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2006 and 2005

A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $50,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. The Company considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible they will be charged to operations when that determination is made.

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Capitalization and Amortization. Improvements are recorded at acquisition cost and amortized over the estimated useful lives of the related assets using the straight-line method for financial and tax reporting.

B. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Investments. The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. None of the financial investments are held for trading purposes.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating losses and charitable contribution carryforwards that are available to offset future taxable income.

Investment. The investment is accounted for using the cost method, which is not materially different from fair value. The Company's long-term investment consists of NASDAQ stock options, of which the underlying stock was purchased and sold in 2006.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2006, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2006 and 2005, the Company had net capital of $94,048 and $53,289, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of .63 and 1.46 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2006 and 2005, there were no material differences.

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

F. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension expense amounted to $1,500 and $1,723 for the years ended December 31, 2006 and 2005, respectively.

G. Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, the Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For state income tax purposes, the Company has a net operating loss carryforward at December 31, 2006 and 2005 of approximately $32,000 and $44,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of this net operating loss carryforward will be utilized prior to expiration in 2015. At December 31, 2006 and 2005, a deferred asset of $3,200 and $4,400, respectively, has been recognized.

In addition, at December 31, 2006 and 2005, a deferred tax asset of $2,100 and $2,400, respectively, has been recognized for taxable temporary differences related to a contribution carryover.

The provision for income taxes in the statements of operations consists of the following components:

	2006	2005
Currently payable (refundable):		
Federal	$ 1,800	$ (1,707)
Deferred taxes:		
Federal	200	-
State	1,300	-
Tax benefit of net operating loss carryfoward	-	(1,100)
	$ 3,300	$ (2,807)

H. Lease Commitments

The Company leases furniture and office equipment from various entities owned by or related to certain shareholders of the Company, under various operating leases. The first lease, which was entered into in November 2002, provides for monthly payments of $1,140 and expires October 2005. The second lease, which was entered into June 2003, provides for monthly payments of $708 and expired May 2006. The third lease, which was entered into August 2004, provides for monthly payments of $369 and expired May 2006. The fourth lease, which was entered into November 2005, provides for monthly payments of $541 and expires November 2008.

Future obligations under these leases are as follows:

Year ending December 31		
2007	$	6,494
2008		5,952
	$	12,446

In addition, the Company leases office space (4,356 square feet) and storage space (62 square feet) under a non-cancellable operating lease, beginning on June 1, 1998 and expiring May 31, 2006 (with a 5 year extension option) which provided for monthly lease payments of $6,366 through November 2003 and increased to $6,548 for the remainder of the term. During 2006, the Company exercised an extension of the lease term for a five-year, six month period beginning June 1, 2006 and expiring November 30, 2011. This extension provides for monthly lease payments of $6,996, with the first month and each succeeding 12th month being excused. The lease contains a one-time option to terminate the lease after the 39th month (with payment of approximately $15,733 for the unamortized portion of the leasehold improvements contributed by the landlord) and an option to extend the lease for an additional five years.

For the years ended December 31, 2006 and 2005, rent expense under this lease amounted to $63,056 and $76,257, respectively. The lease also provides for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. In addition, the Company was reimbursed $10,116 and $12,000 for the years ended December 31, 2006 and 2005, respectively, by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space.

H. Lease Commitments (Continued)

The future minimum lease payments required by this office lease are as follows:

Year ending December 31		
2007	$	76,956
2008		76,956
2009		67,037
	$	220,949

Finally, the Company leases certain office equipment under operating leases which are either non-cancellable or renewed on an annual basis. Total rent expense under these leases amounted to $5,068 and $7,755 for the years ended December 31, 2006 and 2005, respectively.

The future minimum lease payments required by the non-cancellable equipment leases are as follows:

Year ending December 31		
2007	$	3,171
2008		3,171
2009		3,171
2010		3,171
2011		1,105
	$	13,789

I. Related Party Transactions

As described in Note H, the Company leased furniture and office equipment from various entities owned by certain shareholders of the Company. Payments to these related parties under monthly equipment leases amounted to $11,887 and $24,864 in 2006 and 2005, respectively.

The Company received advances from DiBiase & Ruscetti Associates, Inc., which were evidenced by a demand note, bearing interest at 4% annually. This note was satisfied in April 2005. Interest expense in the amount of $500 was recognized in 2005.

Additional Information



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 9, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company PC
Certified Public Accountants

February 9, 2007

	Year Ended December 31	
	2006	2005
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 94,048	$ 53,289
Audit Adjustments:		
Current year tax provision	1,800	(4,397)
Deferred tax provision	1,500	1,100
Trade accounts payable	4,596	(1)
	7,896	(3,298)
Changes to Non-Allowable Assets:		
Deferred tax asset	(1,500)	(1,100)
Due from related party	-	1,730
	(1,500)	630
Net Capital Per Broker/Dealer's Unaudited Part II	$ 100,444	$ 50,621

Harvest Financial Corporation

Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Internal Control Structure Required by SEC 17a-5

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and additional information of Harvest Financial Corporation (Company) for the years ended December 31, 2006 and 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Damratoski & Company PC
Certified Public Accountants

February 9, 2007

END